UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G1
(Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Pinnacle Gas Resources, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
0723464301
(CUSIP Number)
September 16, 2008
Date of Event Which Requires Filing of the Statement
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	This Schedule 13G filing represents an initial filing for PNR Multi-Strategy Energy, LLC, which, at the time of the initial filing by the other filing persons herein on September 19, 2008, owned less than 5% of the issued and outstanding shares.

CUSIP No.	521050104	13G	Page	2	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highview Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,242,848 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,242,848 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,242,848 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 7.71% as of the date of this filing (based on 29,085,551 shares of Common Stock issued and outstanding as of August 11, 2008)

12	TYPE OF REPORTING PERSON

	IA/OO

CUSIP No.	521050104	13G	Page	3	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey Scott Wallace

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,242,848 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,242,848 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,242,848 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 7.71% as of the date of this filing (based on 29,085,551 shares of Common Stock issued and outstanding as of August 11, 2008)

12	TYPE OF REPORTING PERSON

CUSIP No.	521050104	13G	Page	4	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PNR Multi-Strategy Energy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,457,871 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,457,871 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,457,871 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 5.01% as of the date of this filing (based on 29,085,551 shares of Common Stock issued and outstanding as of August 11, 2008)

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	521050104	13G	Page	5	of	9

Item 1(a)	Name of Issuer: Pinnacle Gas Resources, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 7777 Washington Village Dr STE 210 Dayton, OH 45459

Item 2(a)	Name of Person Filing

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship
Highview Capital Management, LLC
240 East Willow Avenue
Wheaton, IL 60187
Delaware Limited Liability Company
PNR Multi-Strategy Energy, LLC
c/o Highview Capital Management, LLC
240 East Willow Avenue
Wheaton, IL 60187
Delaware Limited Liability Company
Jeffrey Scott Wallace
Highview Capital Management, LLC
240 East Willow Avenue
Wheaton, IL 60187
U.S. Citizen
2(d) Title of Class of Securities:
Common Stock, par value $0.01 per share
2(e) CUSIP Number: 0723464301
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

CUSIP No.	521050104	13G	Page	6	of	9
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box. : ☑

Item 4	Ownership:
(a)	Amount beneficially owned:
     Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
(b)	Percent of Class:
     Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:
     Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
(ii)	shared power to vote or to direct the vote:
     Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

CUSIP No.	521050104	13G	Page	7	of	9
(iii)	sole power to dispose or to direct the disposition of:
     Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
(iv)	shared power to dispose or to direct the disposition of:
     Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	521050104	13G	Page	8	of	9
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated this 3rd day of October, 2008.

Highview Capital Management, LLC
/s/ Jeffrey Scott Wallace
Name: Jeffrey Scott Wallace	By: Name:	/s/ Jeffrey Scott Wallace Jeffrey Scott Wallace
	Its:	Managing Member of Highview
Capital Management, LLC

PNR Multi-Strategy Energy, LLC

	By: Name:	/s/ Jeffrey Scott Wallace Jeffrey Scott Wallace
Managing Member of Highview Capital
Management, LLC
INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Declaration Granting Officer Authority